UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Option Care Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68404L201

(CUSIP Number)

Danielle C. Gray

Executive Vice President, Global Chief Legal Officer

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

with a copy to:

Matthew P. Salerno

Paul V. Imperatore

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 68404L201	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Walgreens Boots Alliance, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,247,092 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,247,092 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)

Amount consists of 26,247,092 shares of Option Care Health, Inc., a Delaware corporation (“Option Care Health” or the “Issuer”), common stock, par value $0.0001 per share (“Common Stock”), issued to HC Group Holdings I, LLC (“HC I”). Walgreens Boots Alliance, Inc. (“WBA Parent”) may be deemed to have beneficial ownership of such shares of Common Stock, as WBA Parent is the sole equityholder with voting power of WBA Investments, Inc., a Delaware corporation (“WBA Investments”), which in turn is the majority equityholder of WBA US 1 Co., a Delaware corporation (“WBA US 1”), which in turn is the sole equityholder of OCH US Holding LLC, a Delaware limited liability company (“OCH LLC”), which in turn is the sole equityholder of HC I.

(2)

The percentage ownership is based upon 181,861,467 shares of Common Stock issued and outstanding as of July 25, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on July 27, 2022.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS HC Group Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,247,092 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,247,092 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Amount consists of 26,247,092 shares of Common Stock issued to HC I.
(2)

The percentage ownership is based upon 181,861,467 shares of Common Stock issued and outstanding as of July 25, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 27, 2022.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS OCH US Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,247,092 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,247,092 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

(1)	Amount consists of 26,247,092 shares of Common Stock issued to HC I. OCH LLC may be deemed to have beneficial ownership of such shares of Common Stock as the sole equityholder of HC I.
(2)

The percentage ownership is based upon 181,861,467 shares of Common Stock issued and outstanding as of July 25, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 27, 2022.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS WBA US 1 Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,247,092 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,247,092 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)

Amount consists of 26,247,092 shares of Common Stock issued to HC I. WBA US 1 may be deemed to have beneficial ownership of such shares of Common Stock as the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I.

(2)

The percentage ownership is based upon 181,861,467 shares of Common Stock issued and outstanding as of July 25, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 27, 2022.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS WBA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,247,092 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,247,092 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)

Amount consists of 26,247,092 shares of Common Stock issued to HC I. WBA Investments may be deemed to have beneficial ownership of such shares of Common Stock, as WBA Investments is the majority equityholder of WBA US 1, which in turn is the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I.

(2)

The percentage ownership is based upon 181,861,467 shares of Common Stock issued and outstanding as of July 25, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 27, 2022.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 7 of 11 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “New Schedule 13D”) relating to the common stock, $0.01 par value per share (“Common Stock”), of Option Care Health, Inc., a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021.

Terms used but not defined in this Amendment No. 8 have the respective meanings given to such terms in the original New Schedule 13D, as previously amended.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows by adding the following:

August 2022 Equity Offering

On August 16, 2022, the Issuer and HC I entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC (the “Underwriter”). Pursuant to the Underwriting Agreement, HC I sold 11,000,000 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) to the Underwriter at a price of $33.01 per share (the “August 2022 Offering”), representing approximately 6.0% of the outstanding Common Stock as of July 25, 2022 (as represented by the Issuer in its most recently filed 10-Q on July 27, 2022). The closing of the August 2022 Offering is expected to occur on August 18, 2022.

From time to time, WBA Parent undertakes a review of its strategic and capital allocation priorities. As part of this review, WBA Parent may effect one or more further sales of Common Stock. Any such sales, which may be undertaken at any time without further notice, may take a number of forms, including registered public offerings effected pursuant to HC I’s registration rights under the Registration Rights Agreement (as defined in Item 6) (which offerings may be underwritten and/or marketed), unregistered or registered block trades, unregistered market or private sales, pledges, hedges, forward sales and other derivative transactions.

Decisions to effect any such sales, as well as the size and timing thereof, are also subject to a number of factors outside of the control of WBA Parent, including current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and/or business opportunities available to the Reporting Persons, strategic considerations in respect of the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. WBA Parent will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Common Stock that may be sold by WBA, if any, is not ascertainable.

In connection with the August 2022 Offering, each of HC I, the executive officers of the Issuer and certain of the Issuer’s directors affiliated with HC I entered into a 45-day “lock-up” agreement with the Underwriter, dated August 16, 2022 (collectively, the “Lock-up Agreements”). Under the Lock-up Agreements, each party to the Lock-up Agreements agreed that, without the prior written consent of the Underwriter, and subject to certain exceptions, they would not, for a period of 45 days from the date of the prospectus for the August 2022 Offering, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, or (3) cause to be filed or confidentially submitted any registration statement for the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing summaries of the Underwriting Agreement and the Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and the Form of Lock-up Agreement, copies of which are attached hereto as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a, b)

HC I directly owns 26,247,092 shares of the Issuer’s Common Stock, or approximately 14.4% of the total number of shares of Common Stock outstanding, which were issued to HC I pursuant to the BioScrip Merger Agreement.

OCH LLC is the sole equityholder of HC I and may be deemed to share voting and dispositive power with respect to the 26,247,092 shares of the Issuer’s Common Stock, or approximately 14.4% of the total number of shares of Common Stock outstanding, held by HC I by virtue of its ability to direct the decisions of HC I.

WBA US 1, as the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I, has the ability to direct the investment decisions of OCH LLC, including the power to direct the decisions of OCH LLC regarding the voting or disposition of the 26,247,092 shares of the Issuer’s Common Stock, or approximately 14.4% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, WBA US 1 may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by HC I.

WBA Investments, as the majority equityholder of WBA US 1, which in turn is the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I, has the ability to direct the investment decisions of OCH LLC, including the power to direct the decisions of OCH LLC regarding the voting or disposition of the 26,247,092 shares of the Issuer’s Common Stock, or approximately 14.4% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, WBA Investments may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by HC I.

WBA Parent, as the sole equityholder with voting power of WBA Investments, which in turn is the majority equityholder of WBA US 1, which in turn is the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I, has the ability to direct the investment decisions of WBA Investments, including the power to direct the decisions of OCH LLC regarding the voting or disposition of the 26,247,092 shares of the Issuer’s Common Stock, or approximately 14.4% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, WBA Parent may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by HC I.

The percentages in this Item 5 are calculated based on 181,861,467 shares of the Issuer’s Common Stock issued and outstanding as of July 25, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 27, 2022.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of the Issuer’s Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person other than HC I.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a “group” for the purposes of Sections 13(d) of the Act and the rules thereunder. The filing of this Schedule 13D should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c)

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except for the information disclosed in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock in the past 60 days.

(d)

None of the Reporting Persons, and to the best knowledge of the Reporting Persons, no other person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported herein.

(e)

Not applicable.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.

SCHEDULE 13D

CUSIP NO. 68404L201	Page 10 of 11 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 20, 2021.

Exhibit 2	Director Nomination Agreement, by and among the Issuer and HC I (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).

Exhibit 3	Registration Rights Agreement, by and among the Issuer and HC I (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).

Exhibit 4	Underwriting Agreement, dated as of August 16, 2022, by and among Option Care Health, Inc., HC Group Holdings, I LLC and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to Option Care Health, Inc.’s Current Report on Form 8-K filed on August 17, 2022).

Exhibit 5	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Option Care Health, Inc.’s Current Report on Form 8-K filed on August 17, 2022).

SCHEDULE 13D

CUSIP NO. 68404L201	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Vice President, Corporate Secretary

HC GROUP HOLDINGS I, LLC

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Vice President, Corporate Secretary

OCH US HOLDING LLC

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Vice President, Corporate Secretary

WBA US 1 CO.

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Vice President, Corporate Secretary

WBA INVESTMENTS, INC.

By:	/s/ Joseph B. Amsbary, Jr.
Name: Joseph B. Amsbary, Jr.
Title: Vice President, Corporate Secretary